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09057571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36323

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2008__ AND ENDING __December 31, 2008__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carthage Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

196 East Main Street, Suite 3A
                                    (No. and Street)

Huntington   New York   11743
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Felix McCarthy   (631) 385-2000
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
                    (Name – if individual, state last, first, middle name)

350 Motor Parkway, Suite 110, Hauppauge   New York   11788
(Address)   (City)   (State)   (Zip Code)

SEC
Mail Processing
Section

PROCESSED

MAR 1 0 2009

FEB 2 5 2009

THOMSON REUTERS

Washington, DC
109

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)




OATH OR AFFIRMATION

I, _____Felix McCarthy_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Carthage Group, Inc._____ , as

of _____December 31_____, 20 _08____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President

Title

_____

Notary Public

GEORGE H. BROOKS
Notary Public - State of New York
No. 01BR5041204
Qualified in Suffolk County
Commission Expires 7/26/2011

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CARTHAGE GROUP, INC.

Report on Statements of Financial Condition

For the Years Ended December 31, 2008 and 2007

Caminiti & Cogliati, CPAs, LLP

CARTHAGE GROUP, INC.

CONTENTS



CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway · Suite 110 · Hauppauge, NY 11788-5101 · (631) 952-2300 · Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report

To the Shareholder of
Carthage Group, Inc.

We have audited the accompanying statements of financial condition of Carthage Group, Inc. as of December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statements of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Carthage Group, Inc., as of December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
January 22, 2009

5

CARTHAGE GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 196,058	$ 235,400
Deposit-clearing organization (Note 2)	25,987	25,174
Accounts receivable (Note 3)	36,704	55,417
Prepaid expenses	4,701	4,171
Total current assets	263,450	320,162
Furniture and equipment, net (Note 4)	9,175	5,967
Other assets:		
Security deposit	900	900
Total assets	$ 273,525	$ 327,029
Liabilities and stockholder's equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 6,905	$ 10,144
Accrued pension payable (Note 5)	9,322	4,903
Payroll taxes payable	1,501	2,541
Franchise tax payable	100	100
Total current liabilities	17,828	17,688
Stockholder's equity:		
Common stock, no par value, 200 shares authorized;		
50 shares issued and outstanding	4,000	4,000
Retained earnings	251,697	305,341
Total stockholder's equity	255,697	309,341
Total liabilities and stockholder's equity	$ 273,525	$ 327,029

See accompanying independent auditors' report
and notes to financial statements.

1. **Summary of significant accounting policies**

Nature of business

Carthage Group, Inc. is a corporation organized under the laws of the State of New York, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

1. **Summary of significant accounting policies (continued)**

   Fair value of financial instruments

   The carrying amounts of financial instruments, including cash, accounts receivable and payable, approximate their fair values.

   Accounts receivable

   The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

   Furniture and equipment

   Furniture and equipment are stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The Company provides depreciation under the straight-line method and accelerated methods over the estimated useful lives of the assets.

   Income taxes

   The Company elected "small business corporation" (S Corporation) status for federal and state tax purposes. An S Corporation is in effect a conduit for its consenting stockholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the stockholder level.

   Advertising

   The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the years ended December 31, 2008 and 2007 was $2,147 and $472, respectively.

2. Deposits-clearing organization

The Company has a clearing agreement with a clearing agent, First Clearing Corporation. As part of the agreement, the company is required to maintain at all times, a minimum balance of $25,000 in the account. The clearing agent pays interest on the cash deposited in the deposit account in accordance with its then accepted free credit balance interest rates. If the clearing agent has a claim arising in any manner under this agreement against the Company and the Company has not resolved the claim within five business days after the receipt of the claim from the clearing agent, the clearing agent may deduct such claim from commissions then owed to the Company, and if such commissions are insufficient to satisfy such claim, the clearing agent is authorized to withdraw the amount from the deposit account and pay such amount to itself.

Upon termination of the agreement, the clearing agent shall pay within thirty days, the balance of the deposit account to the Company after any and all customer accounts have been either transferred to a new clearing agent or transferred directly to the customer.

3. Accounts receivable

Accounts receivable, $36,704 for 2008 and $55,417 for 2007, were all current and due from the clearing agent.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

4. Furniture and equipment

Furniture and equipment are summarized as follows:

	2008	2007
Furniture and equipment	$ 27,423	21,923
Less accumulated depreciation	(18,248)	(15,956)
	$ 9,175	$ 5,967

Depreciation expense for the years 2008 and 2007 amounts to $2,292 and $2,339, respectively.

5. <u>Pension plan</u>

The Company has a simplified employee pension plan, which covers all employees who meet the plan's eligibility requirements. Pension expense for the year ended December 31, 2008 and 2007, was $54,322 and $49,903, respectively.

6. <u>Net capital</u>

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" as defined. Under such rule, and the related rules of the Financial Industry Regulatory Authority, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2008 and 2007, the Company had net capital of $240,921 and $298,303, respectively, which was $190,921 and $248,303 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was .07399 to 1 and .05923 to 1 as of December 31, 2008 and 2007, respectively.

7. <u>Commitments</u>

The Company rents office space month to month in Huntington, New York at the rate of $1,378 per month. The total rent expense for the years ended December 31, 2008 and 2007 was $16,461 and $17,274, respectively.

See accompanying independent auditors' report
and notes to financial statements.
10



END